

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 19, 2006

Mr. Peter Rosenthal
President
Sonoran Energy, Inc
14180 Dallas Parkway, Ste 400
Dallas, TX 75254

> **Re:** **Sonoran Energy, Inc**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2006**
> **Filed on September 14, 2006**
> **Form 10-QSB for the Quarter Ended July 31, 2006**
> **Filed on September 21, 2006**
> **Form 8-K filed April 7, 2006**
> **File No. 000-28915**

Dear Mr. Rosenthal:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended April 30, 2006

Item 2. Description of Property

1. We note your disclosure in the text, as well as the table of estimated proved reserve quantities, where in certain instances you reference proven reserves rather than proved. Please be advised that proved reserves are associated with the oil and gas industry while proven reserves are associated with the mining industry.

Mr. Peter Rosenthal
Sonoran Energy, Inc
December 19, 2006
Page 2

Accordingly, please revise your filings to revise such references to proven reserves.

2.   We note that you include within your filing a measure for NPV-10. Please be advised that this disclosure is considered a non-GAAP measure. As such, you must provide all disclosures required by Item 10(h) of Regulation S-B. The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

Consolidated Balance Sheets, page F-3

3.   Please tell us the nature of the transaction that resulted in the deferral of gains on oil and gas property sales and indicate your basis in GAAP in support of your accounting treatment. Refer to Item 4-10(c)(6)(i) of Regulation S-X.

Consolidated Statements of Operations, page F-4

4.   We note that you recorded total pre-tax stock-based compensation in excess of $4 million for the year ended April 30, 2006. Please supplementally confirm to us that all stock-based compensation expenses that relate to production costs are presented within oil and gas production costs or revise your presentation accordingly.

Note 1. Nature of Organization and Summary of Significant Accounting Policies, page F-7

Foreign Currency Translation, page F-11

5.   We note your disclosure that the functional currency of your foreign subsidiary is the Canadian dollar and that the effects of the translation of non-US subsidiaries are reported in other comprehensive income. We further note that you have not recorded any cumulative translation adjustments within your statements of changes in stockholders' equity/(deficit) as of and for the two years ended April 30, 2006. Please tell us the nature of your investment in this foreign subsidiary and quantify the effects of translating the financial statements of your foreign subsidiaries, whose functional currencies are the local currencies, to your reporting currency.

Note 3. Capital Assets, page F-15

6. We note your disclosure that you recorded an impairment charge of $71,078 in the year ended April 30, 2005 related to two Crowell wells in Louisiana. Please clarify if the impairment relates to the equipment, exploration rights, or some other asset. Further, please tell us how you determined the amount of the impairment and your basis in GAAP to support your current treatment. Refer to Item 4-10(c)(ii) of Regulation S-X.

7. We note your disclosure that you completed the acquisition of 100% of the common stock of Baron Oil AS on November 1, 2005 through the issuance of 19,026,514 restricted shares of your common stock. We further note that you determined the value of the acquisition on the date that you had an agreement with over 80% of Baron shareholders to complete the share exchange resulting in a valuation of $15,411,476. Please clarify how you determined the date used as the measurement date to value the shares issued in this acquisition. In doing so, please tell us whether the number of shares or the amount of other consideration changed as a result of further negotiations or a revised acquisition agreement from the date that you initially signed the purchase agreement. In addition, please clarify if you valued your equity securities issued in the acquisition on a specific date or over a reasonable period of time before and after the terms of the acquisition were agreed to and announced. Refer to EITF 99-12.

Note 4. Shareholders' Equity, page F-16

8. Please tell us how you accounted for the conversion option associated with your convertible preferred stock issued as consideration in your acquisition of BPR Energy in 2004. Please tell us if this conversion option was required to be bifurcated and indicate how you reached this conclusion. Refer to SFAS 133.

9. Please tell us if your convertible preferred securities were subject to mandatory redemption requirements or if redemption was outside your control. Please refer to ASR 268 and EITF Topic D-98. Please also tell us how you classified the convertible preferred securities in your financial statements and the basis in GAAP for such classification based on the conditions in EITF 00-19.

10. We note that you assigned fair value to the 1,0000,000 contingently issuable restricted common shares, as well as the 1,000,000 Series A preferred securities, on the date of acquiring BPR Energy. Please tell us your basis in GAAP for assigning the fair value to such contingent shares as the time of acquisition. Please refer to EITF 97-15.

11. Please tell us how you determined the fair value of your preferred shares. In doing so, please tell us the economic rights and control rights held by the

shareholders of your preferred stock and how you quantified the value assigned to each of these rights.

12. Please tell us your basis in GAAP for reducing the price of your common stock by 50% with respect to your valuation of the consideration given to acquire BPR Energy. In addition, please tell us whether you had an independent appraisal to aid you in determining the fair value of this acquisition.

13. We note that you issued 5,647,389 shares of your common stock as payment for debts totaling $3,305,642 with a resulting loss on debt extinguishment of $388,316.   Please tell us for each separate credit agreement or debt instrument:

   • The terms of the original notes or credit agreement;

   • The amount of debt remaining as of April 30, 2006 or at the time of extinguishment;

   • The amount of the gain or loss associated with each extinguishment; and

   • How you assessed whether there was a beneficial conversion feature and how you determined the amount allocated to it.

Note 12. Oil and Gas Reserves and Related Financial Information, page F-24

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserve Quantities, page F-25

14. Please revise this footnote as there is no provision for the line item "Future net cash flows before income taxes" in paragraph 30 and Illustration 5 of SFAS 69.

Item 8A. Controls and Procedures

15. We note your statement that the "under the supervision of our Chief Executive Officer and Chief Financial Officer, we re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report."   Please revise to state clearly, if true, that your Chief Executive Officer and Chief Financial Officer *evaluated* the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by this report rather than re-evaluated.

Exhibits 31.1 and 31.2

16.   Please confirm that the inclusion of your President's and Chief Financial Officer's titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please remove the reference to their titles in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-B.

17.   Please omit "annual" from paragraphs 2-3. Refer to Item 601(b)(31) of Regulation S-B.

Engineering Comments

Description of Property

Reserves, Acreage and Sales Price

18.   We note your disclosed proved developed reserves – 478 thousand barrel of oil and 580 million cubic feet of gas – appear to disagree with the proved developed reserves disclosed on page F-24. Please explain this to us and amend your document to remove this inconsistency.

19.   Please submit to us the petroleum engineering reports you used as the basis for your 2006 proved reserve disclosures. These should include:

- One-line recaps for each property sorted by field and by present worth within each proved reserve category. Include the estimated date of first production for your proved undeveloped properties as this is a necessary item in calculating the standardized measure;

- Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

- Individual income forecasts for each of the three largest wells (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;

- Narratives and engineering exhibits (performance plots, volumetric calculations, analogy maps etc.) for these six largest properties.

20.   Please tell us if you have any claimed proved undeveloped reserves for locations that are not offsetting (adjacent to) productive wells or that are in undrilled fault blocks. Note that we generally do not consider such volumes to be proved.

Production, page 5

21.   Your disclosed 2006 unit production cost is $50/BOE while your 2006 standardized measure appears to utilize a unit cost of $15/BOE. We expect the projected values to approach those that you have incurred. Please tell us the reasons for this difference. Include a spreadsheet reconciliation of the differences between your historical production components and those you used in the production cost line item of the standardized measure.

Form 10-QSB for the Quarterly Period Ended July 31, 2006

Item 3. Controls and Procedures

22.   We note that your Chief Executive Officer and Chief Financial Officer have concluded, based on an evaluation conducted within 90 days prior to the filing date of this quarterly report on Form 10-QSB, that the Company's disclosure controls and procedures have functioned effectively so as to provide those officers the information necessary. Please revise to state clearly, if true, that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by this report rather within 90 days prior to the filing. Refer to Item 307 of Regulation SB.

Form 8-K filed April 7, 2006

General

23.   We note that you the included the financial statements of the acquired entity, Baron Oil as of and for the year ended December 31, 2004. It appears that the significance of this acquisition under Item 310(c) of Regulation SB exceeded 40%. If so, please revise your 8-K to include the financial statements for the two most recent fiscal years and the latest interim period preceding the acquisition, and the corresponding interim period of the preceding year. Otherwise, please provide us a summary of your computations specified by Item 310(c)(2) of Regulation SB and tell us why additional financial statements are not necessary.

24.   Please revise your pro-forma financial information to include all disclosures required by SFAS 69, except for those identified in paragraphs 18 to 20 and 24 to 29, for each period in which an income statement is provided. To the extent that

you believe a specific disclosure is not required, supplementally explain in detail. Also refer to SAB Topic 2:D, specifically question 6.

<u>Baron Oil AS, Consolidated Balance Sheet as of December 31, 2004</u>

25.   Please tell us the nature of the organization costs incurred and provide your basis in GAAP for capitalizing such amounts. Refer to SOP 98-5.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-

3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief